UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

FG GROUP HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.01 per share

(Title of Class of Securities)

302462106

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global GP, LLC

108 Gateway Blvd., Suite 204

Mooresville, NC 28117

(704) 323-6851

With a copy to:

S. Chase Dowden

Holland & Hart LLP

222 S. Main Street, Suite 2200

Salt Lake City, UT 84101

(801) 799-5769

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 302462106

1	NAME OF REPORTING PERSON Fundamental Global GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 302462106

1	NAME OF REPORTING PERSON Fundamental Global Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 302462106

1	NAME OF REPORTING PERSON Ballantyne Strong Holdings, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

(1) As was previously reported in the Form 4 filed with the Securities and Exchange Commission (the “SEC”) by Fundamental Global GP, LLC (“FGGP”) on November 29, 2022, Fundamental Activist Fund I, LP (“FAFI”) contributed 4,061,834 shares of the issuer’s common stock to Ballantyne Strong Holdings, LLC (“BTN Holdings”) on November 28, 2022. As was previously reported in the Form 4 filed with the SEC by FGGP on June 14, 2023, FAFI was merged into FG Special Situations Partners, LP (“FGSSP”) effective as of December 31, 2022. As such, FGSSP holds a membership interest in BTN Holdings.

CUSIP No. 302462106

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 302462106

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 23 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 23”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons (as defined below) on September 3, 2014, as amended (this “Statement” or “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of FG Group Holdings Inc., a Nevada corporation (the “Company”).

Each of Fundamental Global GP, LLC, Fundamental Global Holdings LP, Ballantyne Strong Holdings, LLC, Mr. Cerminara, and Mr. Moglia is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the shares of Common Stock, and this Amendment No. 23 constitutes an exit filing for all Reporting Persons.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 23 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 23 shall have the same meanings ascribed to them in the Merger Agreement (as defined herein).

Item 4. Purpose of the Transaction.

On February 29, 2024, FG Financial Group, Inc., a Nevada corporation (“FGF”), and the Company, completed the previously announced merger transaction pursuant to the Plan of Merger, dated as of January 3, 2024 (the “Merger Agreement”), by and among the Company, FGF and FG Group LLC, a Nevada limited liability company and wholly owned subsidiary of FGF (the “Merger Sub”). Pursuant to the terms of the Merger Agreement and in accordance with the Nevada Revised Statutes, the Company merged with and into the Merger Sub (the “Merger”), with the Merger Sub as the surviving entity and wholly owned subsidiary of FGF.

In the Merger, each share of common stock, par value $0.01 per share, of the Company (the “FGH Common Stock”) that was issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) was converted into one (the “Exchange Ratio”) share of common stock, par value $0.001 per share, of FGF (the “FGF Common Stock”).

Following the consummation of the Merger, the Company notified NYSE American (“NYSE American”) that the Merger had been completed, and requested that NYSE American suspend trading of the FGH Common Stock on NYSE American. The Company also requested that NYSE American file with the SEC a notification of removal from listing and registration on Form 25 to effectuate the delisting of all shares of FGH Common Stock from NYSE American and the deregistration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, shares of the FGH Common Stock will no longer be listed on NYSE American. In addition, the Company intends to file a certification on Form 15 with the SEC requesting the termination of registration of all shares of the FGH Common Stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 13 of the Exchange Act with respect to all shares of FGH Common Stock.

This description of the consummation of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by FGF with the Commission on January 4, 2024, and is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b)

As a result of the consummation of the transactions contemplated by the Merger Agreement, the Reporting Persons are no longer the beneficial owners of any shares of Common Stock. Following the Merger, the Reporting Persons will retain an equity interest in the entity surviving the Merger through their beneficial ownership of equity interests of FGF.

(c) None of the Reporting Persons have effected any transaction in the FGH Common Stock during the past 60 days.

(e) On February 29, 2024, following the consummation of the Merger, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of FGH Common Stock outstanding prior to the Merger.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated in Item 4 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 1, 2024

FUNDAMENTAL GLOBAL GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer

FUNDAMENTAL GLOBAL HOLDINGS LP,
By FGI Holdings GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

BALLANTYNE STRONG HOLDINGS, LLC
By Fundamental Global GP, LLC, its manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

JOSEPH H. MOGLIA

/s/ Joseph H. Moglia